UNITED STATES					OMB Approval
SECURITIES AND EXCHANGE COMMISSION					OMB Number: 3235-0100
Washington, D.C. 20549					Expires: December 31, 2006
Estimated average burden hours per response .. .4.47

FORM 144
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1993					DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.					CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. File No.		WORK LOCATION
The Dixie Group, Inc.		62-0183370	000-02585			(e) TELEPHONE NO.
1 (d) ADDRESS OF ISSUER	STREET		CITY	STATE	ZIP CODE	AREA CODE	NUMBER
345 Nowlin Lane, Suite B, Hangar 10			Chattanooga	TN	37421	423	510-7005
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDERSS STREET		CITY	STATE	ZIP CODE
D. Wayne Pattillo		VP-Manufacturing	2208 S. Hamilton Street		Dalton	GA	30721
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr.3(c))	Aggregate Market Value (See instr.3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY Yr.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock $3 par value	T. Rowe Price Retirement Plan 4515 Painters Mill Road Owings Mills, MD 21117		3,000.994	$49,126.27	11,784,401	ASAP	NASD

INSTRUCTIONS:
1. (a)	Name of issuer	3. (a)	Title of the class of securities to be sold
(b)	Issuer's I.R.S. Identification Number	(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Issuer's S.E.C. file number, if any	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)	Issuer's address, including zip code	(d)	Aggregate market value of the securities to be sold as of a specified dated within 10 days prior to the filing of this notice
(e)	Issuer's telephone number, including area code	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a)	Name of person for whose account the securities are to be sold	(f)	Approximate date on which the securities are to be sold
(b)	Such person's I.R.S. identification number, if such person is an entity	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
(c)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(d)	Such person's address, including zip code	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (01-04)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock $3 par value	Various dates	The transaction represents shares allocated to the Reporting Person's account under the Issuer's 401(k) Plan	The Dixie Group, Inc.	3,000.994	Various Dates	Issuer contributions to 401(k) Plan
INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller			Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
D. Wayne Pattillo 2208 S. Hamilton Street Dalton, GA 30721			Common Stock, $3 par value	9-12-05	6,000	$96,300
REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

September 13, 2005 Date of Notice				/s/ D. Wayne Pattillo (Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-04)